Shareholder Meeting Results:

The Fund held its annual meeting of shareholders on July 14, 2009. Shareholders voted as indicated below:

 								Withheld
					Affirmative		Authority
Re-election of Paul Belica
Class III to serve until 2011		8,447,412		358,583
Re-election of Hans W. Kertess
Class III to serve until 2011		8,444,890		361,105
Re-election of William B. Ogden, IV
Class III to serve until 2011		8,438,335		367,660

Messrs. Robert E. Connor, John C. Maney and R. Peter Sullivan continue to serve as Trustees of the Fund.

Diana L. Taylor resigned as Trustee of the Fund on September 10, 2009.